Filed by Allspring Funds Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934
Subject Company: Allspring Funds Trust
SEC File No.: 333-74295

Fund Update                           [Allspring logo]

August 20, 2026
Allspring to Merge Two Growth Funds
The Allspring Funds Board of Trustees has approved the merger of the Allspring Innovation Fund into the Allspring Mid Cap Growth Fund. The merger is expected to take place at the close of business on or around February 19, 2027.
MERGING ALLSPRING FUND	ACQUIRING ALLSPRING FUND
Innovation Fund	Mid Cap Growth Fund

For further information, please review the Q&A below.
What are some key benefits of the proposed fund merger?
Shareholders of the Innovation Fund will benefit from an increase in fund scale with the potential for greater long-term viability. The acquiring fund has lower net operating expenses than the merging fund, and the manager has contractually committed to the stated fee waivers through January 31, 2028. The Mid Cap Growth Fund also offers Class R6 shares, however this class is not involved in the merger.

Allspring Fund	Share Class
	A	Inst	R6
Innovation Fund - gross operating expense ratios (%)	1.30	0.99	--
Innovation Fund - net operating expense ratios (%)	1.21	0.90	--
Mid Cap Growth Fund - gross operating expense ratios (%)	1.24	0.93	0.83
Mid Cap Growth Fund - net operating expense ratios (%)	1.18	0.85	0.80
For the Innovation Fund, the manager has contractually committed through 7/31/2027 to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waivers at the amount shown above. Brokerage commissions, stamp duty fees, interest, taxes, acquired fund fees and expenses (if any), and extraordinary expenses are excluded from the expense cap. Prior to or after the commitment expiration date, the cap may be increased or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees. Without this cap, the fund’s returns would have been lower. The expense ratio paid by an investor is the net expense ratio (the total annual fund operating expenses after fee waivers) as stated in the prospectus.
What are some key similarities between the merging fund and the acquiring fund?
Both funds are managed by the Growth Equity investment team, led by Michael Smith, CFA, and have the same portfolio managers.
The funds have significant allocations to mid-cap and growth-oriented stocks.
Will the merger be a taxable event for shareholders?

Product alert

No. The merger is expected to be a tax-free reorganization for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, the merging fund may make a distribution of income and/or capital gains in advance of the merger. Clients are encouraged to consult their tax advisors about how this may affect them.
Can investors still transact in the merging and acquiring funds prior to the merger?
Yes.

Product alert

Do these changes require shareholder approval?
Yes, all shareholders of record in the Innovation Fund as of September 9, 2026, will be mailed a proxy statement and ballot in late September. We anticipate convening a special meeting of shareholders on December 14, with the fund merger anticipated to occur on February 19, 2027.
Additional information and where to find it
This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy. In connection with the proposed transaction, the merging funds filed a prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement in its entirety because it contains important information about the acquiring fund, merging fund, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging fund will mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging fund with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to Allspring Funds, P.O. Box 2199967, Kansas City, MO 64121-9967, 1-800-222-8222, www.allspringglobal.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.
Participants in the solicitation
The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging fund’s shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.
About Growth Equity
The Growth Equity team at Allspring Global Investments manages $13.4 billion* in assets across 8 strategies. The 16-member investment team is led by Senior Portfolio Manager Michael T. Smith, CFA. The team’s diversified approach focuses on stocks with robust, sustainable, and underappreciated growth and offers full exposure across the market-cap spectrum. They seek a style-pure dedication to growth, targeting consistency of returns and focusing on fundamental, bottom-up, all-cap research to identify businesses with sustainable growth.
About Allspring
Allspring Global Investments™ is an independent asset management firm with more than $642 billion* in assets under advisement, 18 offices globally, and investment teams supported by 360+ investment professionals. Allspring is committed to thoughtful investing, purposeful planning, and inspiring a new era of investing that pursues both financial returns and positive outcomes. For more information, please visit www.allspringglobal.com.
* As of June 30, 2026. Figures include discretionary and non-discretionary assets.
CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.
Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit allspringglobal.com. Read it carefully before investing.

Product alert

Investing involves risk, including the possible loss of principal. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Funds that concentrate their investments in limited sectors, such as information technology, are more vulnerable to adverse market, economic, regulatory, political, or other developments affecting those sectors. Non-diversified funds are more vulnerable to market or economic events impacting issuers of individual portfolio securities than a diversified fund. Smaller company stocks tend to be more volatile and less liquid than those of larger companies. Consult the fund’s prospectus for additional information on these and other risks.
Allspring Global Investments™ is the trade name for the asset management firms of Allspring Global Investments Holdings, LLC, a holding company indirectly owned by certain private funds of GTCR LLC and Reverence Capital Partners, L.P. These firms include but are not limited to Allspring Global Investments, LLC, and Allspring Funds Management, LLC. Certain products managed by Allspring entities are distributed by Allspring Funds Distributor, LLC (a broker-dealer and Member FINRA/SIPC).
This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan.
ALL-08172026-lltespdc
© 2026 Allspring Global Investments Holdings, LLC. All rights reserved.